DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT
(212) 450-4560

15, AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

17-22, AKASAKA 2-CHOME
MINATO-KU, TOKYO 107-0052

3A CHATER ROAD
HONG KONG

File No. 82-4939

May 9, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities <u>Exchange Act of 1934</u>**

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following:

(ii) January - March 2002 Results

(ii) Other Disclosures dated April 30, 2002

All of which were furnished to the *Comisión Nacional del Mercado de Valores* (CNMV).

If you have any questions, please do not hesitate to contact me at (212) 450-4560. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Very truly yours,

Lillian R. Saldanha

Lillian R. Saldanha
Legal Assistant

dlw 5/20

JANUARY - MARCH 2002 RESULTS

ferrovial

Contents

Ferrovial – January-March 2002 results - Amounts in million euros

1. Key Figures

✓ **Net attributable income** amounted to 256.3 million euros, **424% higher** than in the same period in 2001. Excluding extraordinary items, it would have grown by 21%.

✓ **Operating income increased by 49%,** from 70.5 million euros to 105.2 million euros.

- **Financials**

	March 02	March 01	Change (%)
Net income	256.3	48.9	424
EPS	1.82	0.35	424
Operating income	105.2	70.5	49
Net revenues	1,005.9	829.2	21
Net financial debt/(cash)	(378)	553.2	
Leverage	-	49%	
Gross investments	99.4	187.2	

- **Operating figures**

	March 02	March 01	Change (%)
Construction backlog	6,170	5,560	11
Real estate pre-sales	146	181	-19
Real estate backlog	827	833	
Services backlog	816	729	12
Toll road traffic performance (ADT)			
Autema	14,834	14,513	2
Ausol	12,354	10,833	14
ETR 407	226,708	205,743	10

- **Highlights**

✓ The MIG transaction was completed.

✓ Acquisition of an additional 5,8% stake in ETR 407 (completed in april)

✓ The M45 toll road was opened (Spain)

Ferrovial – January-March 2002 results - Amounts in million euros

1.1. Breakdown by division

- **Sales by division**

	March 02	March 01	Change (%)
Construction	778.8	666.4	16.9
Real estate	114.7	73.7	55.6
Concessions	93.1	69.2	34.5
Services	64.1	46.3	38.4
Adjustments	-44.8	-26.4	
Total	**1,005.9**	**829.2**	**21.3**

- **Operating income by division**

	March 02	March 01	Change (%)
Construction	27.6	19.6	41.1
Real estate	23.2	24.3	-4.4
Concessions	52.8	28.3	86.5
Services	1.8	1.4	32.1
Adjustments	-0.3	-3.1	
Total	**105.2**	**70.5**	**49.2**

- **Operating margin by division**

	March 02	March 01
Construction	3.5%	2.9%
Real estate	20.2%	32.9%
Concessions	56.7%	40.8%
Services	2.8%	2.9%
Consolidated group	**10.5%**	**8.5%**

- **Earnings before taxes (EBT) by division**

	March 02	March 01	Change (%)
Construction	36.5	27.6	32.3
Real estate	23.6	20.0	18.0
Concessions	27.3	15.3	78.4
Services	0.1	-0.1	-
Adjustments (*)	235.7	7.5	-
Total	**323.2**	**70.7**	**357.4**

(*) In 2002, corresponds to de result of MIG operation.

Ferrovial – January-March 2002 results - Amounts in million euros

2. Analysis of income statement

	March 02	March 01	Change (%)	% Sales March 02	% Sales March 01
Net sales	**1,005.9**	**829.1**	**21.3**	**100.0**	**100.0**
Other revenues	20.0	2.7	646.3	2.0	0.3
Variation in finished product and work in progress inventories	24.0	1.8	1,219.4	2.4	0.2
Total operating revenue	**1,049.9**	**833.6**	**25.9**	**104.4**	**100.5**
Outside and operating expenses	751.6	607.8	23.6	74.7	73.3
Personnel expenses	159.7	133.4	19.7	15.9	16.1
Depreciation	20.0	16.8	19.1	2.0	2.0
Provision to reversion reserve	4.1	1.8	124.4	0.4	0.2
Variation in operating provisions	9.4	3.4	174.9	0.9	0.4
Total operating expenses	**944.8**	**763.3**	**23.8**	**93.9**	**92.1**
NET OPERATING INCOME	105.2	70.5	49.2	10.5	8.5
Financial revenues	17.7	13.0	35.7	1.8	1.6
Financial expenses	-35.0	-21.6	na	-3.5	2.6
Financial result	-17.3	-8.6	101.8	-1.7	-1.0
Share in income of equity-accounted affiliates	7.5	0.9	693.7	0.7	0.1
Amortization of goodwill in consolidation	-7.4	-3.1	139.3	-0.7	-0.4
INCOME FROM ORDINARY ACTIVITIES	**88.0**	**59.8**	**47.2**	**8.7**	**7.2**
Extraordinary result	235.2	11.0	2,042.1	23.4	1.3
INCOME BEFORE TAXES	**323.2**	**70.7**	**357.4**	**32.1**	**8.5**
Company tax	-97.0	-20.5	373.2	-9.6	-2.5
CONSOLIDATED INCOME	**226.2**	**50.2**	**351.0**	**22.5**	**6.0**
Minority shareholders	30.2	-1.3	**na**	3.0	-0.2
ATTRIBUTABLE NET INCOME	256.3	48.9	423.7	25.5	5.9

2.1. Net revenues - Sales

Sales increased by **21 %.**

The individual lines of business performed as follows:

	March 02	March 01	Change (%)
Construction	778.8	666.4	16.9
Real estate	114.7	73.7	55.6
Concessions	93.1	69.2	34.5
Services	64.1	46.3	38.4
Adjustments(*)	-44.8	-26.4	
Total	**1,005.9**	**829.2**	**21.3**

(*)This item relates to consolidation adjustments for intra-group sales, basically billing of construction to the real estate and concession divisions.

The main factors behind these growth figures were:

- Construction: sharp increase in the pace of production, primarily in Spain (+27%) due to works in concessions which will open this year (the Artxanda tunnel and the Estepona-Guadiaro and M-45 toll roads).
- Concessions: increase in revenues from ETR 407 and Ausol, which recorded sales up 40% and 29%, respectively.

Sales by area

	March 02		March 01		
	€mn	%	€mn	%	(%)
Spain	747	74	596	72	25
Abroad	259	26	233	28	11
Total	**1,006**		**829**	**100**	**21**

Countries which made the greatest contributions to foreign sales were: Poland (27%), Canada (20%), Portugal (16%) and Chile (22%).

2.2. Amortization

Amortization rose by 20%, due to the addition of new companies to the group (Bristol, Santiago-Talca).

Ferrovial – January-March 2002 results - Amounts in million euros

2.3. Operating income

Operating income grew by **49%**. The breakdown by line of business is as follows:

	March 02	March 01	Change (%)
Construction	27.6	19.6	41.1
Real estate	23.2	24.3	-4.4
Concessions	52.8	28.3	86.5
Services	1.8	1.4	32.1
Adjustments	-0.3	-3.1	
Total	**105.2**	**70.5**	**49.2**

The operating margin moved up to 10.5% (from 8.5% in March 2001).

The Construction arm shot ahead, fuelled by higher volumes and wider margins.

The Real estate activity slipped slightly as there were land sales in first quarter 2001, land sales contributed 20 million euros to the operating income.

Concessions recorded the highest growth due to the favourable performance of traffic on the toll roads (see Annex). Income from toll roads includes 12.7 million euros of capitalized financial expenses mainly from the Santiago-Talca toll road. Without this effect, the performance of the operating income would be 31.2% (concessions 41.7%)

Contribution to operating income by division

	% 02	% 01
Construction	26	27
Real estate	22	33
Concessions	50	28
Services	2	2

2.3. Financial result

	March 02	March 01
Concession companies	-18.2	-4.7
Rest of group	0.9	-3.9
TOTAL	-17.3	-8.6

Ferrovial – January-March 2002 results - Amounts in million euros

Concession companies registered higher **net financial expenses** due primarily to consolidating the Santiago-Talca (US$421 million in debt) project in September 2001.
The rest of the group recorded a mildly positive **net financial result** due mainly to completing the agreement with Macquarie in mid-January: this resulted in a cash inflow of 816 million euros, thereby eliminating the debt and putting the group's cash balance into the black.

At the **end of first quarter**, the net **cash balance** came to **378** million euros (excluding the debt at concession companies, which is without recourse to Ferrovial) compared with a debt of 533 million euros in March 2001

Leverage disappeared compared with 49% in March 2001.

2.4. Equity-accounted affiliates

Earnings from equity-accounted affiliates rose sharply to 7.5 million euros, generated primarily by the Real Estate division (5.6 million), which sold a building under of the joint venture with Morgan Stanley

2.5. Extraordinary results

During this quarter, extraordinary results factored in the conclusion of the agreement with Macquarie, thereby coming to 235 million euros. The major items are as follows:

Macquarie income	382
Extraordinary provisions for international investments	-150

The group has set aside a provision of 150 million euros for the adverse effects which the current situation in Argentina may have on neighbouring countries, since the Ferrovial group and Cintra are present in Latin America (mainly Chile).

Excluding the MIG operation and the provision for Chile, extraordinary results would have totaled only 2 million euros (11 million euros in March 2001, due to the sale of Wanadoo and own shares).

2.6. Taxes

The book expense for taxes amounts to 97 million euros, due to the effects of the MIG deal which was taxed at 18% (70 million euros).

Without this, the group would have been subject to tax at a rate of 32%.

2.7. Net income

Net income rocked 424%, to 256 million euros.

But without the extraordinary results posted in the two financial years, net income would have risen 21%.

Ferrovial – January-March 2002 results - Amounts in million euros

3. Analysis by line of business

3.1. Construction

	March 02	March 01	Change (%)
Sales	778.8	666.4	16.9
Operating income	27.6	19.6	41.1
Operating margin	*3.5%*	*2.9%*	
EBT	36.5	27.6	32.3
EBT margin	*4.7%*	*4.1%*	
Backlog	6,170	5,560.3	11.0%
Capital expenditure	14.0	5.7	

Sharp increase in sales, due to the boom in domestic construction, combined with operating **margin growth** (up 60 basis points, to 3.5%).

Despite the sturdy pace of production during the period, the backlog rose to 6.2 billion euros (from 5.6 billion euros), on account of adding the Radial 4 road.

- **Construction figures excluding Budimex**

	March 02	**March 01**	**Change %**
Sales	709.7	585.1	21.3
Operating income	30.2	21.7	39.5
Operating margin	*4.3%*	*3.7%*	
EBT	39.6	32.4	22.4
EBT margin	*5.6%*	*5.5%*	

The pace of production moved up 21%, driven by construction of concessions which will become operational this year (the M-45 toll road, inaugurated in March, the Artxanda tunnel and the Estepona-Guadiaro toll road)

Without Budimex, the operating margin comes to 4.3%.

- **Budimex construction figures**

	March 02	**March 01**	**Change %**
Sales	69.1	81.4	-15.1
Operating income	-2.6	-2.1	-24.4
Operating margin	*-3.7%*	*-2.5%*	
EBT	-3.2	-4.8	34.4
EBT margin	*-4.5%*	*-5.9%*	
Backlog	732	570	28.4

Ferrovial – January-March 2002 results - Amounts in million euros

Budimex registered a slight deterioration in operating income (down 500,000 euros) due to a low level of execution in first quarter (usually the least productive of the year, due to weather conditions).

Indicators of activity are strong, the backlog up a solid 28%.

Earnings before taxes are doing well, up 34%.

3.2. Real estate

	March 02	March 01	Change (%)
Sales	114.7	73.7	55.6
Operating income	23.2	24.3	-4.4
Operating margin	*20.2%*	*32.9%*	
EBT	23.6	20.0	18.0
EBT margin	*20.6%*	*27.1%*	
Real Estate Pre-Sales	146	181.2	-19.03
Backlog	827	833	
Capital expenditure	37.0	77.8	

Sales rose 56%, which is laudatory since first quarter 2001 included 32 million euros of land sales which contributed 20 million to operating income (margin 62%).

The **Real Estate Backlog** climbed 8% to 827 million euros (from 766 million at close of 2001), thereby ensuring growth in this division as it feeds future results.

Real Estate Pre-Sales declined 19%, due to a particularly strong first quarter 2001 (when San Chinarro was marketed).

Ferrovial – January-March 2002 results - Amounts in million euros

The **breakdown by activity** is as follows:

	2002	2001	Change (%)
Direct home developments	80.9	33.4	142%
Sales	17.0	5.1	234%
Gross income	21.1%	15.3%	
Gross margin			
Condominium developments			
Sales	12.3	8.5	45%
Gross income	5.0	3.1	60%
Gross margin	40.7%	37.0%	
Land sales to third parties			
Sales	2.8	31.7	
Gross income	-0.8	19.8	
Gross margin	-28.8%	62.4%	
Don Piso			
Sales	16.3	0	
Gross income	11.5	0	
Gross margin	70.7%		
Management fees			
Sales	3.3	0	
Gross income	3.3	0	
Gross margin	99.4%		
Adjustments			
Sales	-0.9	0	
Gross income	-0.1	0	
Total Sales	**114.8**	**73.7**	**56%**
Gross income	36.0	28.1	
Gross margin	*31.4%*	*38.1%*	
Operating expenses	-12.7	-3.8	
Operating income	**23.2**	**24.3**	**-4%**
Operating margin	***20.2%***	***32.9%***	

Total property development

	March-02	March-01	
Sales	93.2	42.0	122%
Gross Income	22.1	8.3	167%
Gross Margine	24%	20%	

Ferrovial – January-March 2002 results - Amounts in million euros

3.3. Concessions

	March 02	March 01	Change (%)
Sales	93.1	69.2	34.5
Operating income	52.8	28.3	86.5
Operating margin	*56.7%*	*40.8%*	
EBT	27.3	15.3	
EBT margin	*29.3%*	*22.7%*	
Capital expenditure	15.3	93.7	

Sales gained considerably, driven by revenue from ETR 407 (+40%) and Ausol (+29%)

Operating income includes 12.7 million euros from capitalising financial expenses.

Extraordinary results of 232 million euros, which refer to finalisation of the deal with MIG and the provision (see page 7) are not included in earnings before tax.

Breakdown by business area

		March 02	March 01	Change (%)
Toll roads	Revenues	70.7	48.8	44.9
	Operating income	48.8	23.9	104.4
	Operating margin	69.0%	48.9%	
Car parks	Revenues	17.3	16.7	3.9
	Operating income	4.2	4.1	0.4
	Operating margin	24.1%	24.9%	
Airports *	Revenues	6.4		
	Operating income	-0.1		
	Operating margin	-1.4%		

(*) Figures for 50% (proportional consolidation)

First quarter figures in the airport activity are not very significant, since Bristol airport deals mainly with charter flights, which take place more in second and third quarters.

Ferrovial – January-March 2002 results - Amounts in million euros

3.4. Services

	March 02	March 01	Change (%)
Sales	64.1	46.3	38.4
Operating income	1.8	1.4	32.1
Operating margin	*2.8%*	*2.9%*	
EBT	0.1	-0.1	
EBT margin	*0.2%*	*-0.1*	
Backlog	816	729	11.9
Capital expenditure	0.5	2.6	

Sales and operating income improved considerably, with stable margins. Consolidation of Eurolimp, acquired at the end of 2001, contributed 12 million euros to sales.

Ferrovial – January-March 2002 results - Amounts in million euros

4. Consolidated balance sheet as at 31-03-02

	March 02	December 01
Due from shareholders for uncalled capital	7.2	12,2
FIXED ASSETS	**5.971.9**	**5,781.4**
Start-up expenses	10.6	5.5
Intangible assets	180.6	176.7
Tangible fixed assets	5,065.4	4,907.0
Long-term financial investments	647.8	624.1
Shares of the controlling company held for long term	67.4	68.1
GOODWILL IN CONSOLIDATION	**283.5**	**222.5**
DEFERRED CHARGES	**829.9**	**752.6**
CURRENT ASSETS	**4,521.2**	**4,212.6**
Inventories	1,033.5	1,021.8
Accounts receivable	1,837.7	1,878.6
Cash and cash equivalents	1,549.0	1,252.2
Toll road concession companies	432.7	451.2
Other companies	1,116.3	801.0
Accrual adjustments	101.0	60.1
TOTAL ASSETS	**11,613.6**	**10,981.3**
SHAREHOLDERS' EQUITY	**1,457.1**	**1.197,7**
MINORITY INTERESTS	**833.7**	**425.3**
NEGATIVE DIFFERENCE IN CONSOLIDATION	**8.7**	**8.4**
DEFERRED REVENUES	**26.3**	**51.6**
PROVISIONS FOR CONTINGENCIES AND EXPENSES	**245.2**	**105.5**
LONG-TERM DEBT	**5,439.1**	**5,539.3**
Interest-bearing debt	4,932.9	5,245.4
Toll road concession companies	4,481.7	4,348.6
Other companies	451.2	896.8
Trade accounts payable	506.2	293.9
CURRENT LIABILITIES	**3,457.1**	**3,562.2**
Interest-bearing debt	440.2	348.3
Toll road concession companies	153.6	157.2
Other companies	286.7	191.1
Trade accounts payable	1,753.6	2,451.1
Other current liabilities	1,146.3	691.0
Accrual adjustments	116.9	71.8
PROVISIONS FOR CONTINGENCIES AND EXPENSES	**146.5**	**91.3**
TOTAL LIABILITIES	**11,613.6**	**10,981.3**

Ferrovial – January-March 2002 results - Amounts in million euros

4.1 Net cash position at 31-03-02

	Ferrovial	Concessionaries	Total
Debt	*737.8*	*4,635.2*	*5,373.1*
Cash & cash equivalents	*1,116.3*	*432.7*	*1,549.0*
Net position	**378.5**	-4,202.6	-3,824.1

Ferrovial has a **net cash position of 378 million euros** (*the concessionaries' debt appearing in the balance sheet is without recourse to Ferrovial), after receipt of 816 million euros in January from the Cintra capital increase subscribed by Macquarie.*

4.2 Gross capital expenditure in the period

Construction	14.0
Real estate	37.0
Concessions	15.3
Services	0.5
Telecommunications	32.6
TOTAL	**99.4**

The major capital expenditure consisted of payment for the ONO capital increase, in the Telecommunications division.

Ferrovial – January-March 2002 results - Amounts in million euros

5. Annex I – Performance by the main toll roads

- *ETR 407*

	March 02	March 01	%
Sales	47.0	33.6	40
Operating income	22.8	16.4	39
Operating margin	48.5%	49%	
ADT	226,708	205,743	10

- *Ausol : Málaga-Estepona stretch*

	March 02	March 01	Change %
Sales	5.4	4.2	29
Operating income	3.5	2.2	59
Operating margin	64.8%	52.4	
ADT	12,354	10,833	14

- *Autema*

Autema	March 02	March 01	Change %
Sales	6.9	5.9	17
Operating income	5.2	4.5	16
Operating margin	75.4%	76%	
ADT	14,834	14,513	2

Ferrovial – January-March 2002 results - Amounts in million euros

Additional information

Investor Relations Department
Ricardo Jiménez

Telephone: + 34 91 586 28 26

Fax: + 34 91 586 26 89

e-mail: rjimenez@ferrovial.es

GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following information under the heading of

OTHER DISCLOSURES

Certain news media have reported that this firm has participated in irregular transfers of funds to foreign countries. Ferrovial considers it appropriate to make the following statements to the market via the Comisión Nacional del Mercado de Valores:

1. At no time has Ferrovial or any of its group companies made transfers of funds abroad that might entail tax evasion or money laundering. The group vehemently denies any such possibility.

2. Neither Ferrovial nor any of its group companies have ever been customers of the entity called "BBV Privanza".

3. Ferrovial has numerous credit lines to finance its projects in other countries. All of them are legal, recorded in the accounts and current with their tax payments. The only item which might bear some relation to the media reports is the financing for a project in Puerto Rico (modernization of 160 dwellings in Residencial Santiago Iglesias, located in Ponce). This finance was arranged in 1998 and amounted to USD 2.6 million.

   It is a perfectly legal bank loan arranged in local currency and provided by Banco Bilbao Vizcaya Puerto Rico to Ferrovial Agroman Internacional, S.A. (Puerto Rico) Inc., a project-specific company, with a guarantee provided by the parent company in Spain. This loan is, of course, recorded in the accounts.

   In addition to being legitimate, this form of financing is customary in the ordinary course of the construction business abroad. It is good management practice to obtain financing in local currency rather than in Spain so as to avoid currency risks. It is essential to clarify that this does not entail any tax evasion nor is it designed to avoid any tax withholding.

4. Ferrovial also vehemently denies the aspersions cast on it by the media and expresses its indignation at its name being linked with presumably illegal activities, and the corresponding unjustified damage to its reputation.

Madrid. 30 April 2002

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.